787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111
June 22, 2011
VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	The Gabelli Equity Trust Inc. (Securities Act File No. 333-173819, Investment Company Act File No. 811-04700) Response to Staff Comments
Ladies and Gentlemen:
On behalf of The Gabelli Equity Trust Inc. (the “Fund”), please find responses to comments provided by Laura E. Hatch of the Staff of the Securities and Exchange Commission (“SEC”) via correspondence, dated May 25, 2011, to the undersigned of our firm regarding the filing of a registration statement on Form N-2 (“Registration Statement”) for the Fund.
For the convenience of the Staff, comments provided in the correspondence are set out below. We have discussed the Staff’s comments with representatives of the Fund and the Fund’s investment adviser. The Fund’s responses to the Staff’s comments are set out immediately under the comment.
Prospectus
Prospectus Summary
(1) Comment: Under the heading “Investment Objectives and Policies,” please discuss the market capitalization range of the equity securities in which the Fund will invest.
     Response: The Fund invests in equity securities across all market capitalization ranges. Disclosure to this effect has been included.
(2) Comment: Under the heading “Investment Objectives and Policies,” please discuss the Fund’s investment policy of investing in companies located in foreign countries and/or in emerging markets, if applicable. Please also include the related risk of investing in emerging markets, if applicable.
     Response: The section “Investment Objectives and Policies — Certain Investment Practices,” discloses that: “The Fund may invest up to 35% of its total assets in foreign

Securities and Exchange Commission
June 22, 2011
securities. Among the foreign securities in which the Fund may invest are those issued by companies located in developing countries, which are countries in the initial stages of their industrialization cycles.” Disclosure to this effect has been included under the heading “Investment Objectives and Policies” in the Prospectus Summary section. Disclosure regarding “Emerging Markets Risk” has also been included.
(3) Comment: Under the heading “Dividends and Distributions,” the disclosure for Preferred Stock Distributions states, “The amount treated as a tax-free return of capital will reduce a shareholder’s adjusted tax basis in the preferred stock, thereby increasing the shareholder’s potential gain or reducing the potential loss on the sale of the shares.” This disclosure could be confusing to investors as it appears to state that a return of capital distribution is beneficial to the shareholder. Please revise this disclosure. In addition, please disclose that the Fund made return of capital distributions for preferred shareholders during the year ended December 31, 2010.
     Response: This disclosure has been updated to clarify that, on the sale of shares, a shareholder’s taxable potential gain will increase and a shareholder’s taxable potential loss will be reduced. Disclosure that the Fund made return of capital distributions for preferred shareholders during the year ended December 31, 2010 also has been included. The following disclosure, which is disclosed in the Fund’s annual report, has been included in the Fund’s prospectus: “Under the Fund’s distribution policy, the Fund declares and pays quarterly distributions from net investment income, capital gains, and paid-in capital. The actual source of the distribution is determined after the end of the year. Pursuant to this policy, distributions during the year may be made in excess of required distributions. To the extent such distributions are made from current earnings and profits, they are considered ordinary income or long-term capital gains. The Fund’s current distribution policy may restrict the Fund’s ability to pass through to shareholders all of its net realized long-term capital gains as a capital gain dividend, subject to the maximum federal income tax rate of 15%, and may cause such gains to be treated as ordinary income subject to a maximum federal income tax rate of 35%.”
(4) Comment: Under the heading “Dividends and Distributions,” the disclosure for Common Stock Distributions states, “A portion of the distributions to common shareholders during thirteen of the twenty-four fiscal years since the Fund’s inception has constituted a return of capital.” Please also state that all distributions to common shareholders for the past three years have constituted return of capital.
     Response: The requested disclosure has been included.
(5) Comment: Many investors may not fully understand a return of capital. Please clarify in the prospectus that shareholders who periodically receive the payment of a dividend or other distribution consisting of a return of capital may be under the impression that they are receiving net profits when they are not. Shareholders should not assume that the source of a distribution from the Fund is net profit. In addition, please inform us whether the Fund intends to report a distribution yield. If the Fund intends to report a distribution yield at any point prior to finalizing its tax figures, the Fund should disclose the estimated portion of the distribution yield that results from return of capital. In addition, reports containing distribution yields should be accompanied by the total return and/or SEC yield.

Securities and Exchange Commission
June 22, 2011
     Response: The requested disclosure has been included. The Fund does not intend to report a distribution yield. The following sentence from the Fund’s annual report will be included in the Fund’s prospectus: “Distributions sourced from paid-in capital should not be considered as dividend yield or the total return from an investment in the Fund.”
Use of Proceeds
(6) Comment: For the past three years the Fund has distributed ten percent per year, all of which has been a return of capital. Will any of the proceeds from this offering be used to continue the Fund’s managed distribution policy?
     Response: The Fund intends to use the proceeds from the offering to purchase portfolio securities in accordance with its investment objectives and policies as appropriate investment opportunities are identified. The total return of the Fund has historically exceeded 10%. Cash is fungible, however, and depending on market conditions and operations a portion of the cash held by the Fund, including any cash raised from this offering, may be used to pay distributions.
Summary of Fund Expenses
(7) Comment: Please remove the line item “Total annual fund operating expenses and dividends on preferred stock” from the fee table.
     Response: The requested change has been made.
(8) Comment: The numbers in the fee table do not agree with the Financial Highlights. Please explain the difference.
     Response: The numbers in the fee table are based on the current assets of the Fund and the numbers in the financial highlights table are based on the Fund’s average net assets for 2010. As a result, the numbers in the fee table and in the financial highlights table will differ.
(9) Comment: Please review the calculation for the expense example. Using the numbers provided in the fee table, the expenses for the one-, three-, five-, and ten-year periods should be: $56, $127, $201, and $393, respectively.
     Response: As discussed with the Staff, the example numbers and the fee table numbers have been updated so that these numbers are not inconsistent in the current version of the Registration Statement.
Preferred Stock
(10) Comment: In the table showing the amounts authorized and outstanding of preferred stock, each heading includes an asterisk. However, there is no explanation for the asterisk. Please remove the asterisk or include a footnote.
     Response: The asterisk has been removed.

Securities and Exchange Commission
June 22, 2011
Prospectus Supplements
(11) Comment: The prospectus and prospectus supplement indicate that the Fund may issue auction rate preferred shares. The prospectus states that since February 2008, the auctions for the auction rate preferred shares have failed and holders of the Fund’s auction rate preferred shares who wanted to sell their shares at par through the auction process have been unable to do so. If the Fund issues auction rate shares, a brief description of the significant liquidity risks for holders of auction rate preferred shares should also be prominently and clearly disclosed in the prospectus supplement.
     Response: If the Fund issues auction rate preferred shares, the requested description will be provided.
(12) Comment: Please remove the prospectus supplement for the Subscription Rights for Common Stock and the prospectus supplement for the Subscription Rights for Preferred Stock. This offering is only for Common Stock and Preferred Stock.
     Response: We respectfully decline to delete the form of prospectus supplement for subscription rights for common stock and the form of prospectus supplement for subscription rights for preferred stock. As disclosed in the “Rights Offerings” section of the prospectus, this offering is also for subscription rights for common stock and subscription rights for preferred stock. Additional disclosure has been included in the prospectus summary to clarify that the offering may be for common stock, preferred stock, subscription rights for common stock and subscription rights for preferred stock.
Statement of Additional Information
Portfolio Manager Information
(13) Comment: Please move the information for the portfolio managers’ ownership of shares in the Fund to immediately after the discussion of potential conflicts of interest.
     Response: The requested change has been made.
GENERAL
(14) Comment: We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.
     Response: The Fund acknowledges that the Staff may have additional comments to a pre-effective amendment to the Registration Statement.
(15) Comment: Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.
     Response: The Fund has not submitted and does not expect to submit an exemptive application or no-action letter in connection with the Registration Statement.

Securities and Exchange Commission
June 22, 2011
* * * *
The Fund hereby represents that, with respect to the filing of the Registration Statement made by the Fund with the SEC and reviewed by the Staff, it acknowledges that:
a)	should the SEC or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the SEC from taking any action with respect to the filing;

b)	the action of the SEC or the Staff, acting pursuant to delegated authority, in declaring the Fund effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

c)	the Fund may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.
Any questions or comments regarding this letter should be directed to the undersigned at (212) 728-8865.

Very truly yours,

/s/ Ryan P. Brizek Ryan P. Brizek

cc:	Bruce N. Alpert, The Gabelli Equity Trust Inc.
Agnes Mullady, The Gabelli Equity Trust Inc.
Peter D. Goldstein, The Gabelli Equity Trust Inc.
Carter W. Austin, The Gabelli Equity Trust Inc.
Rose F. DiMartino, Esq., Willkie Farr & Gallagher LLP